Exhibit 99.1
First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended March 31, 2011
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three months ended March 31, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information included in this MD&A has not been restated. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of May 4, 2011.
FIRST QUARTER HIGHLIGHTS
•	Gold production from continuing operations increased to 637,600 ounces compared with 600,100 ounces in 2010.

•
Total cash costs were $188 per gold ounce, net of by-product copper, silver, lead and zinc credits, compared with $323 per ounce in 2010. On a co-product basis, cash costs were $504 per gold ounce, compared with $436 per gold ounce in 2010.(1)

•
Net earnings attributable to shareholders of Goldcorp of $651 million ($0.82 per share), compared to net earnings of $247 million ($0.34 per share) in 2010. Adjusted net earnings amounted to $397 million ($0.50 per share), compared with $159 million ($0.22 per share) in 2010.(2)

•
Operating cash flows from continuing operations increased to $586 million, compared to $282 million in 2010. Operating cash flows before working capital changes increased to $463 million, compared to $198 million in 2010.(3)

•	Free cash flows of $234 million, compared to $(16) million in 2010.(4)

•	Dividends paid of $75 million, compared to $33 million in 2010.

•
On February 8, 2011, the Company disposed of its 10.1% equity interest in Osisko Mining Corporation for gross cash proceeds of $536 million resulting in a net gain on the date of disposition of $279 million.

•	On February 24, 2011, the Company approved the full-scale development at the Company’s two major Canadian gold projects, Éléonore in Québec and Cochenour in Red Lake, Ontario.

•
On March 8, 2011, the Company and Xstrata Queensland Limited signed a letter of intent with Yamana Gold Inc. (“Yamana”) to an exclusive option with respect to acquiring Yamana’s 100% interest in the Agua Rica project located in the Catamarca province in northwest Argentina.

(1)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance

GOLDCORP     |     1

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production cash costs.

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices as compared to realized sales prices. The Company has restated prior period comparisons of the co-product total cash costs accordingly. The budget metals prices used in the calculation of the co-product total cash costs were as follows:

	2011	2010	2009

Gold	$1,250	$1,000	$750
Silver	20	16	10
Copper	3.25	2.75	1.75
Lead	0.90	0.80	-
Zinc	0.90	0.80	-

Using actual realized sales prices, the co-product total cash costs would be $486 per gold ounce for the three months ended March 31, 2011. Refer to page 34 for a reconciliation of total cash costs to reported production costs.

(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 35 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)
Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

(4)
Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests and deposits on mining interest expenditures from net cash provided by operating activities of continuing operations. Refer to page 35 for a reconciliation of free cash flows.

GOLDCORP     |     2

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp Inc. is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper, silver, lead and zinc.
Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York and Toronto Stock Exchanges.
At March 31, 2011, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine, Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.
The Company’s significant development projects at March 31, 2011 include the Cochenour and Éléonore gold projects in Canada; the Cerro Negro gold project in Argentina; the Pueblo Viejo gold project (40% interest) in the Dominican Republic; the Noche Buena and Camino Rojo gold/silver projects in Mexico; the El Morro gold/copper project (70% interest) in Chile and the Cerro Blanco gold/silver project in Guatemala. Goldcorp also owns a 41.2% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala, and a 36% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mines) in Mexico.
During the first quarter of 2011, ongoing concerns over the slow recovery of the global economy continued to attract investors to the commodities market. The long-term trends of large central bank gold purchases, a movement away from the U.S. dollar, and increased demand from China and emerging markets resulted in new record highs for gold prices in excess of $1,490 per ounce. During the first quarter of 2011 and fourth quarter of 2010, the Company realized an average gold price of $1,394 and $1,378 per ounce, respectively. The 8% decrease in gold production is consistent with the Company’s budgeted mine plans for 2011. Production costs decreased by 10% compared to the prior quarter mainly due to recoveries of reclamation and closure costs, timing of maintenance costs, lower sales volume, and lower export retention taxes paid in Alumbrera, partially offset by higher YMAD net proceeds payments in Alumbrera.
On February 24, 2011, the Company approved the full-scale development at the Company’s two major Canadian gold projects, Éléonore in Québec and Cochenour in Red Lake, Ontario. The Éléonore and Cochenour projects are key components of Goldcorp’s next generation of gold growth projects, and the positive results of these studies confirm the Company’s expectations for sustained, high quality gold production from two very important areas in Canada – the historic and prolific Red Lake camp and an exciting district in the James Bay region of northern Québec.
The updated pre-feasibility study for Éléonore calls for robust, low-cost gold production in the heart of one of the most attractive mining jurisdictions in the world. In conjunction with refinements to earlier technical work, the new development plan details a doubling of the plant throughput to 7,000 tonnes per day, contributing to an average of more than 600,000 ounces of gold production per year over an approximate 15-year mine life. The deposit remains open at depth and the mine plan will be optimized based on future exploration results. Life-of-mine cash costs are expected to be below $400 per ounce. Initial gold production is expected in the fourth quarter of 2014. Total capital expenditures to full production are expected to be approximately $1.4 billion.
Goldcorp has completed a scoping study for the Cochenour gold project confirming the strong economics of the Company’s plan to develop the Bruce Channel deposit in Red Lake. Simultaneous access of both the top and bottom of the Bruce Channel ore body is being advanced through the widening of the existing Cochenour shaft and the construction of a 6.5-kilometre long rail haulage drift from the existing Red Lake underground workings. Ore from Bruce Channel will be transported via the high speed drift and processed at Red Lake’s existing Campbell milling facilities at a rate of approximately 1,500 tonnes per day. Estimated life-of-mine gold production is expected to average between 250,000 – 275,000 ounces per year over an approximate 20-year mine life at a total cash cost below $350 per ounce. Initial capital expenditure for the project is $420 million with first gold production anticipated in the fourth quarter of 2014.
GOLDCORP     |     3

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
CORPORATE DEVELOPMENT ACTIVITIES – ACQUISITIONS AND DIVESTITURES
Disposition of interest in Osisko Mining Corporation (“Osisko”)
On February 8, 2011, the Company disposed of its 10.1% equity interest in Osisko to a syndicate of underwriters at a price of C$13.75 per common share held. The Company received gross cash proceeds of C$530 million ($536 million) resulting in a gain on the date of disposition of $320 million ($279 million after tax). Prior to the disposition, the Company’s interest in Osisko was recorded as an available-for-sale investment in equity securities.
Option to acquire a 37.5% interest in the Agua Rica project
On March 8, 2011, the Company and Xstrata Queensland Limited (“Xstrata”) signed a letter of intent with Yamana Gold Inc. (“Yamana”) whereby Minera Alumbrera Limited (“Alumbrera”), an entity which the Company jointly controls with Xstrata and Yamana, will be granted an exclusive four-year option to acquire Yamana’s 100% interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in Argentina in exchange for option payments from the Company and Xstrata of up to $110 million. During the four-year option period, Alumbrera will manage the Agua Rica project and fund a feasibility study and all development costs. Yamana will receive $150 million upon an approval to proceed with construction, an additional $50 million on commissioning and a deferred payment relating to 65% of the payable gold produced from Agua Rica to a maximum of 2.3 million ounces. As at the date of this MD&A, this transaction remains subject to the execution of binding transaction documents. In the event that this transaction becomes binding, the respective ownership interests of the Company, Xstrata and Yamana in Alumbrera will remain unchanged.
GOLDCORP     |     4

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED FINANCIAL RESULTS (1)

	Three Months Ended

	March 31		December 31		September 30		June 30

	2011	2010	2010	2009	2010	2009	2010	2009

Revenues	$1,216	$718	$1,319	$778	$885	$692	$815	$629

Gold produced (ounces)	637,600	600,100	689,600	601,300	588,600	621,100	588,600	582,400

Gold sold (ounces) (2)	627,300	544,200	678,600	573,100	567,500	601,500	577,500	564,800

Average realized gold price (per ounce)	$1,394	$1,111	$1,378	$1,107	$1,239	$968	$1,208	$927

Average London spot gold price (per ounce)	$1,386	$1,109	$1,367	$1,100	$1,227	$960	$1,197	$922

Earnings from operations	$533	$256	$559	$243	$325	$219	$276	$156

Earnings (loss) from continuing operations	$651	$232	$350	$68	$306	$116	$524	$(230)

Earnings (loss) from discontinued operations, net of tax (1)	$-	$15	$206	$(2)	$415	$(2)	$(5)	$(2)

Net earnings (loss)	$651	$247	$556	$66	$721	$114	$519	$(232)

Net earnings (loss) attributable to shareholders of Goldcorp	$651	$247	$560	$67	$723	$114	$521	$(232)

Earnings (loss) from continuing operations per share

– Basic	$0.82	$0.32	$0.48	$0.09	$0.42	$0.16	$0.71	$(0.31)

– Diluted	$0.81	$0.27	$0.47	$0.09	$0.32	$0.16	$0.71	$(0.31)

Net earnings (loss) per share

– Basic	$0.82	$0.34	$0.75	$0.09	$0.98	$0.16	$0.71	$(0.32)

– Diluted	$0.81	$0.29	$0.75	$0.09	$0.87	$0.16	$0.71	$(0.32)

Cash flows from operating activities of continuing operations	$586	$282	$682	$369	$418	$343	$378	$264

Total cash costs – by-product (per gold ounce) (1)(3)	$188	$323	$164	$289	$260	$295	$359	$310

Total cash costs – co-product (per gold ounce) (1)(4)	$504	$436	$472	$432	$435	$396	$436	$408

Dividends paid	$75	$33	$55	$33	$33	$33	$33	$33

Cash and cash equivalents	$1,280	$393	$556	$875	$732	$785	$497	$866

INCLUDING DISCONTINUED OPERATIONS

Revenues	$1,216	$750	$1,319	$778	$886	$692	$844	$629

Gold produced (ounces)	637,600	625,000	689,600	601,300	596,200	621,100	609,500	582,400

Total cash costs – by-product (per gold ounce) (5)	$188	$325	$164	$289	$260	$295	$363	$310

Total cash costs – co-product (per gold ounce) (6)	$504	$433	$472	$432	$435	$396	$437	$408
GOLDCORP     |     5

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
(1)
Terrane and the San Dimas mining operations, which were disposed of in 2010 and previously reported as separate operating segments, have been reclassified to discontinued operations for the 2010 periods. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated and is presented in accordance with Canadian GAAP. Under Canadian GAAP, San Dimas was not considered a discontinued operation. Refer to page 33 for further details on the discontinued operations.

(2)	Excludes commissioning sales ounces from Peñasquito, up to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)
Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; by-product lead, zinc and 75% of the silver for Peñasquito at market silver prices and 25% of the silver for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(4)
Commencing January 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (for Alumbrera (includes copper revenues); Marlin (includes silver revenues); Peñasquito (includes silver, lead and zinc revenues)) based on the ratio of actual sales volumes multiplied by budget metals prices (see page 2). The Company has restated prior period comparisons of co-product costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $486 per gold ounce for the three months ended March 31, 2011.

(5)
Total cash costs per gold ounce on a by-product basis including discontinued operations includes the gold ounces sold at San Dimas to August 6, 2010 and by-product silver revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 ($4.02 prior to November 2009) sold to Silver Wheaton.

(6)	Total cash costs per gold ounce on a co-product basis including discontinued operations includes the gold ounces sold at San Dimas to August 6, 2010 and San Dimas’ silver revenues.
GOLDCORP     |     6

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Review of Financial Results
Three months ended March 31, 2011 compared to the three months ended March 31, 2010
Net earnings attributable to shareholders of Goldcorp for the first quarter of 2011 were $651 million or $0.82 per share, compared with net earnings attributable to shareholders of Goldcorp of $247 million or $0.34 per share in the first quarter of 2010. Compared to the first quarter of 2010, net earnings attributable to shareholders of Goldcorp for the three months ended March 31, 2011 were impacted significantly by the following factors:
•
Revenues increased by $498 million, or 69%, primarily due to a $270 million increase in gold revenues resulting from a $283 per ounce or 25% increase in realized gold prices and a 15% increase in gold sales volume; a $6 million increase in copper revenues resulting from a 19% increase in realized copper prices, offset by a 13% decrease in copper sales volume; a $147 million increase in silver revenues resulting from a 4.6 million ounces or 358% increase in silver sales volume primarily due to the commissioning of Penãsquito on September 1, 2010, and an $11.67 or 68% increase in realized silver prices; and $77 million in lead and zinc revenues net of treatment and refining charges from Penãsquito;

•
Production costs increased by $165 million, or 58%, primarily as a result of expensing Penãsquito production costs upon commissioning on September 1, 2010 of $112 million, higher consumable costs, the unfavourable impact of the Canadian dollar and Mexican peso foreign exchange movement, and the increase in gold sales volumes, partially offset by lower copper sales volumes. The strengthening of the Canadian dollar and Mexican peso, 5% and 6%, respectively, against the US dollar negatively impacted the earnings of the Canadian operations by approximately $8 million and the earnings of the Mexican operations by approximately $3 million when compared to the first quarter of 2010;

•	Depreciation and depletion increased $38 million, or 30% mainly due to the commissioning of Penãsquito on September 1, 2010;

•
Corporate administration, excluding share-based compensation expense, increased by $10 million mainly due to the Company’s growth and the associated increase in corporate activities, employee costs, and corporate social responsibility;

•
A $57 million loss on derivatives in the first quarter of 2011 comprised mainly of a $28 million unrealized loss on the conversion feature of the convertible note; a $31 million loss on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014; a $2 million unrealized loss on Goldcorp’s share purchase warrants; a $3 million loss on investments in warrants; partially offset by a $7 million gain on foreign currency, heating oil, copper, lead and zinc contracts. A $66 million gain on derivatives in the first quarter of 2010 comprised mainly of a $27 million unrealized gain on the conversion feature of the convertible note; an unrealized gain of $26 million on the Goldcorp’s share purchase warrants; and a $13 million gain on foreign currency, heating oil, copper, lead and zinc contracts. Under IFRS, the conversion feature of the convertible note and Goldcorp’s share purchase warrants which are denominated in Canadian dollars are classified and presented as derivative liabilities and measured at fair value. Previously, under Canadian GAAP, the conversion feature of the convertible note and Goldcorp’s share purchase warrants were presented as equity and measured at their initial recognition amounts.

•	A $279 million net gain on securities in the first quarter of 2011 due to the sale of the Company’s equity interest in Osisko ($320 million before tax);

•
Other income of $22 million for the first quarter of 2011 comprised mainly of $14 million in foreign exchange gains and $5 million of insurance proceeds. Other expense of $12 million in the first quarter of 2010 comprised mainly of transaction costs related to the acquisition of the Camino Rojo and El Morro projects; and

•
A lower effective tax rate in the first quarter of 2011, after adjusting for non-deductible share-based compensation expense and the favourable deferred income tax impacts of the strengthening Canadian dollar and Mexican peso. The 2011 first quarter provision for taxes is also favourably impacted by the gain on the sale of Goldcorp’s interest in Osisko being subject to a lower effective tax rate and the reduction in the Canadian federal corporate income tax rate from 18.0% to 16.5%.

Adjusted net earnings amounted to $397 million, or $0.50 per share (1) for the three months ended March 31, 2011, compared to $159 million, or $0.22 per share for the three months ended March 31, 2010. Compared to the three months ended March 31, 2010, adjusted net earnings increased 150% and were significantly impacted by increased revenues resulting primarily from higher gold and silver volumes, higher average realized prices for gold, silver, and copper and lead and zinc sales revenues from the commissioning of Penãsquito, offset by higher production costs. Total cash costs (by-product) were lower at $188 per gold ounce for the three months ended March 31, 2011, as compared to $323 per gold ounce in 2010. The decrease was primarily
GOLDCORP     |     7

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
due to higher by-product revenues partially offset by higher YMAD net proceeds payments paid in Alumbrera, higher consumable costs and the unfavourable impact of the Canadian dollar and Mexican peso foreign exchange movements. Adjusted net earnings were also impacted by the lower effective tax rate after adjustment for the deferred income tax impacts of foreign exchange in the first quarter of 2011.
(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 35 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

GOLDCORP     |     8

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Three months ended March 31, 2011 compared to the three months ended December 31, 2010
Net earnings attributable to shareholders of Goldcorp for the first quarter of 2011 were $651 million or $0.82 per share, compared with net earnings attributable to shareholders of Goldcorp of $560 million or $0.76 per share in the fourth quarter of 2010. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended March 31, 2011 were impacted significantly by the following factors:
•
Revenues decreased by $103 million, or 8%, due to a $61 million decrease in gold revenues resulting from an 8% decrease in gold sales volume and a $37 million decrease in copper revenues resulting from a 21% decrease in copper sales volumes and a 12% decrease in realized copper prices;

•
Production costs decreased by $51 million, or 10% compared to the prior quarter primarily as a result of reclamation and closure cost recoveries in the first quarter of 2011 of $7 million (reclamation and closure cost expense of $4 million in the fourth quarter of 2010), the lower gold, copper and silver sales volumes, lower maintenance costs, partially offset by the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso against the U.S. dollar by 3%. The strengthening of the Canadian dollar and Mexican peso negatively impacted the earnings of the Canadian and Mexican operations by approximately $4 million and $3 million, respectively;

•	Depreciation and depletion decreased by $31 million, or 16% primarily due to the decrease in sales volume;

•
A $57 million loss on derivatives in the first quarter of 2011 comprised mainly of a $28 million unrealized loss on the conversion feature of the convertible note; a $31 million loss on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014; a $2 million unrealized loss on Goldcorp’s share purchase warrants; a $3 million loss on investments in warrants; partially offset by a $7 million gain on foreign currency, heating oil, copper, lead, and zinc contracts. A $68 million loss on derivatives in the fourth quarter of 2010 comprised mainly of a $17 million unrealized loss on the conversion feature of the convertible note; a $48 million loss on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014; and a $10 million loss on foreign currency, heating oil, copper, lead and zinc contracts; partially offset by a $9 million unrealized gain on Goldcorp’s share purchase warrants;

•	A $279 million net gain on securities in the first quarter of 2011 due to the sale of the Company’s equity interest in Osisko ($320 million before tax);

•
Other income of $22 million for the first quarter of 2011 comprised mainly of $14 million in foreign exchange gains and $5 million of insurance proceeds. Other expense of $28 million in the fourth quarter of 2010 comprised mainly of transaction costs related to the acquisition of the Cerro Negro project and foreign exchange losses;

•
Net earnings from discontinued operations of $206 million in the fourth quarter of 2010 mainly due to the gain on the disposition of Terrane of $255 million before tax ($201 million after tax, including $15 million of tax recognized in the third quarter of 2010); and

•
A lower effective tax rate in the first quarter of 2011 after adjusting for non-deductible share-based compensation expense and the favourable deferred income tax impacts of the strengthening Canadian dollar and Mexican peso. This is primarily the result of the gain on the sale of Goldcorp’s interest in Osisko being subject to a lower effective tax rate and the reduction in the Canadian federal corporate income tax rate from 18.0% to 16.5%.

Adjusted net earnings amounted to $397 million, or $0.50 per share (1) for the three months ended March 31, 2011, compared to $428 million, or $0.58 per share for the prior quarter. Compared to the prior quarter, adjusted net earnings were impacted by lower revenues mainly resulting from lower gold and copper sales volumes. Total cash costs (by-product) were higher at $188 per ounce, as compared to $164 per ounce in the prior quarter. The increase was primarily due to lower gold sales volumes. Adjusted net earnings were also impacted by the lower effective tax rate after adjustment for the deferred income tax impacts of foreign exchange in the first quarter of 2011.
(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 35 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

GOLDCORP     |     9

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
Three months ended March 31(4)

					Average		Total cash
			Gold		realized	Earnings	costs
			produced	Gold sold	gold price	(loss) from	(per gold
		Revenues	(ounces)	(ounces)	(per ounce)	Operations	ounce) (1)

Red Lake	2011	$256	186,100	182,000	$1,403	$167	$322
	2010	$189	181,200	169,400	$1,112	$109	$298
Porcupine	2011	82	59,800	59,200	1,392	18	733
	2010	69	62,100	62,000	1,110	6	654
Musselwhite	2011	96	67,300	68,800	1,392	40	621
	2010	67	61,300	60,500	1,106	15	681
Peñasquito (1)(2)	2011	259	57,600	50,900	1,403	106	(1,488)
	2010	-	30,700	-	-	-	-
Los Filos	2011	130	94,600	94,100	1,382	75	427
	2010	81	72,100	72,400	1,111	38	412
El Sauzal	2011	34	24,500	24,500	1,391	15	499
	2010	37	33,700	33,800	1,102	10	352
Marlin (1)	2011	169	77,800	77,900	1,392	107	(324)
	2010	101	68,900	70,500	1,113	48	109
Alumbrera (1)	2011	139	34,100	34,200	1,383	45	(232)
	2010	124	41,300	30,800	1,119	54	(961)
Marigold	2011	32	22,500	22,600	1,400	9	785
	2010	34	30,500	30,700	1,110	12	507
Wharf	2011	19	13,300	13,100	1,379	5	898
	2010	16	18,300	14,100	1,110	6	562
Other (4)	2011	-	-	-	-	(54)	-
	2010	-	-	-	-	(42)	-
Total – continuing operations	2011	$1,216	637,600	627,300	$1,394	$533	$188
	2010	$718	600,100	544,200	$1,111	$256	$323
San Dimas (1)(3)	2011	-	-	-	-	-	-
	2010	32	24,900	24,900	1,104	16	374
Terrane (3)	2011	-	-	-	-	-	-
	2010	-	-	-	-	(1)	-
Total – including discontinued operations	2011	$1,216	637,600	627,300	$1,394	$533	$188
	2010	$750	625,000	569,100	$1,110	$271	$325
(1)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin at market silver prices; by-product silver sales revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 ($4.02 prior to November 2009) sold to Silver Wheaton; and by-product lead, zinc, 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton effective September 1, 2010).

(2)	Operating results exclude commissioning sales ounces from Peñasquito up to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)
The disposition of Terrane on October 20, 2010 and San Dimas on August 6, 2010 were previously reported as separating operating segments and have been reclassified as discontinued operations for prior periods. Refer to page 33 for further details on the discontinued operations.

(4)	Includes corporate activities and Goldcorp’s share of the net earnings and losses of Primero and Tahoe.
GOLDCORP     |     10

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2011	2010	2010	2010	2010

Tonnes of ore milled	210,600	224,700	218,500	221,900	211,500

Average mill head grade (grams/tonne)	29	26	26	24	27

Average recovery rate	96%	96%	97%	96%	97%

Gold (ounces)

– Produced	186,100	187,000	176,100	159,000	181,200

– Sold	182,000	184,400	176,000	171,200	169,400

Average realized gold price (per ounce)	$1,403	$1,374	$1,232	$1,203	$1,112

Total cash costs (per ounce)	$322	$313	$268	$308	$298

Financial Data

Revenues	$256	$254	$217	$206	$189

Depreciation and depletion	$25	$32	$28	$26	$26

Earnings from operations	$167	$160	$137	$122	$109

Expenditures on mining interests	$58	$65	$54	$46	$39
Gold production for the first quarter of 2011 of 186,100 ounces was 3% or 4,900 more than the first quarter of 2010 due to 7% higher grade on comparable tonnage and recovery.
Cash costs for the first quarter of 2011 were 8%, or $24 per ounce, higher than in the first quarter of 2010 due to higher operating costs ($29 per ounce, or 116%) and a stronger Canadian dollar ($16 per ounce, or 67%), offset by higher gold production ($21 per ounce, or 84%). The increase in operating costs was attributable to an increase in contractors ($3 million) as a result of additional long-hole and definition drilling in order to improve flexibility in the mine plan, higher propane costs due to colder temperatures ($1 million) and other consumables ($1 million).
Gold production for the first quarter of 2011 was similar to the fourth quarter of 2010. In comparison to the prior quarter, Red Lake experienced 6% lower mill throughput and 12% higher grade at the same recovery. The decrease in mill throughput was mainly attributed to changes in mining sequence to provide additional flexibility in the mining plan for the remainder of the year.
Cash costs for the first quarter of 2011 were 3%, or $9 per ounce higher than in the prior quarter due to a stronger Canadian dollar ($13 per ounce, or 144%) and lower gold production ($4 per ounce, or 44%), offset by lower operating costs ($8 per ounce, or 89%). The decrease in operating costs was mainly attributable to less maintenance related contractor costs ($1 million) and other costs ($1 million), offset by an increase in employee costs ($1 million).
Throughout the first quarter, accelerated diamond drilling activities continued from the 4199 ramp and interconnection drift to extend the High Grade Zone below the 52 level. Strong results continue to be returned from this program. A significant amount of exploration and development is also continuing to bring the Upper Red Lake Complex and Far East Zone into sustained production, both as alternate sources of ore and to complement the fill the mills program.
GOLDCORP     |     11

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mines, Canada

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2011	2010	2010	2010	2010

Hoyle Pond underground (tonnes)	77,600	84,800	82,900	82,300	77,300

Hoyle Pond underground(grams/tonne)	11.25	10.48	12.66	11.37	10.41

Dome underground (tonnes)	144,600	143,500	123,000	159,800	152,200

Dome underground (grams/tonnes)	3.18	3.40	4.11	3.08	3.07

Stockpile (tonnes)	788,000	809,300	837,600	786,000	790,700

Stockpile (grams/tonne)	0.90	0.99	1.02	1.02	0.95

Tonnes of ore milled	1,010,300	1,037,600	1,043,500	1,028,100	1,020,200

Average mill head grade (grams/tonne)	2.02	2.10	2.31	2.17	1.98

Average recovery rate (%)	91%	92%	92%	92%	91%

Gold (ounces)

– Produced	59,800	67,900	68,900	67,000	62,100

– Sold	59,200	67,900	69,100	66,900	62,000

Average realized gold price (per ounce)	$1,392	$1,365	$1,238	$1,214	$1,110

Total cash costs (per ounce)	$733	$656	$526	$548	$654

Financial Data

Revenues	$82	$93	$86	$81	$69

Depreciation and depletion	$21	$20	$21	$20	$21

Earnings from operations	$18	$25	$24	$19	$6

Expenditures on mining interests	$22	$24	$23	$27	$15
Gold production for the first quarter of 2011 was 4%, or 2,300 ounces, less than in the first quarter of 2010 due to 1% lower mill throughput offset by 2% higher grades. Porcupine consists of three mining operations, Hoyle Pond, Dome and stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 8% higher grades due to planned mining sequence. The Dome underground operation experienced 4% higher grades and 5% lower tonnage due to the completion of a bulk zone and commencement of mining in smaller high grade zones. Lower average grade stockpile provided similar tonnage at 5% lower grades than the first quarter of 2010.
Cash costs for the first quarter of 2011 were 12%, or $79 per ounce, higher than in the first quarter of 2010 due to a stronger Canadian dollar ($40 per ounce, or 51%), lower gold production ($31 per ounce, or 39%), and higher operating costs ($8 per ounce, or 10%). The increase in operating costs was attributable to higher maintenance costs due to timing on equipment maintenance, and general consumables ($1 million).
Gold production for the first quarter of 2011 was 12%, or 8,100 ounces lower than in the fourth quarter of 2010 due to 4% lower grade and 3% lower mill throughput. In comparison to the prior quarter, the Hoyle Pond underground operation experienced 9% lower tonnage, partially offset by 7% higher grade due to sequencing of the high grade VAZ zones. The Dome underground operation experienced 7% lower grades due to the mining sequence in the bulk zones on similar tonnages. The stockpile reclaim sequence moved into lower grade material, providing 3% lower tonnage at 9% lower grades than in the fourth quarter of 2010.
Cash costs for the first quarter of 2011 were 12%, or $77 per ounce, higher than in the prior quarter due to lower gold production ($99 per ounce, or 129%) and a stronger Canadian dollar ($30 per ounce, or 39%), offset by lower operating costs ($52 per ounce, or 68%). The decrease in operating costs was attributable to lower maintenance costs ($3 million) due to timing of repairs on equipment, lower contractor costs ($4 million) on less underground operational development, and lower explosives, offset by increased employee costs, a rise in fuel prices, and increased electricity consumption ($5 million).
Exploration during the quarter focused on the Hoyle Pond underground mine. Drilling focused on lateral and depth extension of current mineralization zones, as well as expansion of the TVZ zone. This zone has been successfully extended up dip and
GOLDCORP     |     12

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
remains open both up and down dip and to the east. There are currently three surface diamond drills testing the projection of this zone to surface. The drills on surface continue to intercept mineralized zones similar to those found at depth.
The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly-discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond underground operation. The key component of the construction involves a new 5.5 metre diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. First quarter 2011 expenditures totaled $9 million, with 2011 annual expenditures expected to be approximately $46 million.
GOLDCORP     |     13

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2011	2010	2010	2010	2010

Tonnes of ore milled	350,200	405,700	348,700	357,900	334,500

Average mill head grade (grams/tonne)	6.22	6.20	5.64	5.39	5.85

Average recovery rate (%)	96%	96%	96%	96%	96%

Gold (ounces)

– Produced	67,300	79,900	58,100	59,400	61,300

– Sold	68,800	76,500	60,300	59,900	60,500

Average realized gold price (per ounce)	$1,392	$1,372	$1,243	$1,201	$1,106

Total cash costs (per ounce)	$621	$572	$632	$627	$681

Financial Data

Revenues	$96	$105	$75	$72	$67

Depreciation and depletion	$10	$11	$9	$8	$8

Earnings from operations	$40	$48	$25	$24	$15

Expenditures on mining interests	$18	$22	$22	$20	$15
Gold production for the first quarter of 2011 was 10%, or 6,000 ounces, more than in the first quarter of 2010 due to a 5% increase in throughput, and 6% higher grade. As compared to the first quarter of 2010, stope availability was improved resulting in higher underground ore production and throughput. Higher grades were realized due to favourable grade performance from the PQ Deeps and less tonnage processed from the lower grade T-Antiform during the period.
Cash costs were 9%, or $60 per ounce, lower than in the first quarter of 2010 due to increased gold production ($82 per ounce, or 136%) and lower operating costs ($10 per ounce, or 17%), offset by a stronger Canadian dollar ($35 per ounce, or 58%). The decrease in operating costs was attributable to less operational development ($2 million), partially offset by higher diesel fuel and power costs ($2 million).
Gold production for the first quarter was 16%, or 12,600 ounces lower than in the fourth quarter of 2010. The lower production was primarily attributable to a planned 14% decrease in mill throughput due to processing less PQ Deeps material than in the previous quarter.
Cash costs for the first quarter of 2011 were 9%, or $49 per ounce, higher than in the prior quarter due to decreased gold production ($65 per ounce, or 133%) and a stronger Canadian dollar ($22 per ounce, or 45%), partially offset by a decrease in operating costs ($38 per ounce, or 63%). The decrease in operating costs was due to less operational development ($1 million), decreased production drilling costs ($1 million) and reduced maintenance expenditures ($1 million) in the underground.
Exploration in the first quarter of 2011 focused on further definition of the Lynx zone, both from surface and underground drill platforms. Surface drilling was conducted at 0.8 kilometre and 1.2 kilometres north of the resource boundary of the Lynx zone, targeting the down plunge extent to provide confirmation of the Lynx projection. Exploration drilling from the underground has focused on extending the Lynx resource both north and south, with results to date successful in intersecting mineralization consistent with the Lynx, extending it along strike and up dip.
GOLDCORP     |     14

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Peñasquito mine, Mexico

	Three months ended
	March 31	December 31	September 1, 2010 -
Operating Data	2011	2010	September 30, 2010

Tonnes of ore mined	13,859,300	12,360,800	2,417,600

Tonnes of waste removed	31,048,200	34,970,900	11,934,000

Ratio of waste to ore	2.2	2.8	4.9

Average head grade

Gold (grams/tonne)	0.31	0.30	0.29

Silver (grams/tonne)	23.51	26.14	28.70

Lead	0.32%	0.35%	0.40%

Zinc	0.53%	0.56%	0.70%

Sulphide Ore

Tonnes of ore milled	7,937,200	7,635,600	2,214,200

Average recovery rate

Gold	51%	45%	52%

Silver	61%	54%	55%

Lead	69%	61%	65%

Zinc	71%	67%	61%

Concentrates Produced – Payable Metal Produced

Lead Concentrate (DMT)	30,800	28,200	9,100

Zinc Concentrate (DMT)	50,500	50,500	17,100

Gold (ounces)	40,600	35,500	11,700

Silver (ounces)	3,765,400	3,902,800	1,268,900

Lead (thousands of pounds)	36,500	34,400	11,300

Zinc (thousands of pounds)	55,600	54,200	18,800

Oxide Ore

Tonnes of ore processed	3,955,000	4,259,000	891,000

Produced

Gold (ounces)	17,000	18,400	5,600

Silver (ounces)	609,000	704,800	261,600

Sulphide & Oxide Ores – Payable Metal Produced

Gold (ounces)	57,600	53,900	17,300

Silver (ounces)	4,374,400	4,607,600	1,530,500

Lead (thousands of pounds)	36,500	34,400	11,300

Zinc (thousands of pounds)	55,600	54,200	18,800

Sulphide and Oxide Ores – Payable Metal Sold

Gold (ounces)	50,900	55,200	26,800

Silver (ounces)	4,075,200	5,101,900	1,737,000

Lead (thousands of pounds)	31,400	38,400	10,700

Zinc (thousands of pounds)	59,500	58,100	13,200

Average realized prices

Gold (per ounce)	$1,403	$1,393	$1,275

Silver (per ounce) (1)	$27.11	$22.57	$19.10

Lead (per pound)	$1.21	$1.12	$1.07

Zinc (per pound)	$1.07	$1.09	$1.05

Total Cash Costs (per ounce of gold) (2)	$(1,488)	$(1,002)	$(577)

Financial Data and Key Performance Indicators

Revenues (1)	$259	$271	$86

Depreciation and depletion	$40	$48	$15

Earnings from operations (1)	$106	$83	$34

Expenditures on mining interests	$18	$67	$14

Mining cost per tonne	$1.32	$1.17	$1.19

Milling cost per tonne	$7.08	$6.32	$6.43

General and administrative cost per tonne milled	$1.42	$1.88	$2.39

Off-site cost per tonne sold (lead) (3)	$494	$426	$530

Off-site cost per tonne sold (zinc) (3)	$377	$378	$404
GOLDCORP     |     15

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
(1)	Includes 25% of silver ounces sold to Silver Wheaton at $3.90 per ounce. The remaining 75% of silver ounces are sold at market rates.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for the first quarter of 2011 would be $671 per ounce of gold, $8.87 per ounce of silver, $0.77 per pound of lead and $0.73 per pound of zinc. Commencing January 2011, operating costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices (see page 2). The budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $3.90 per ounce with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product average total cash costs would be $557 per ounce of gold, $11.00 per ounce of silver, $0.80 per pound of lead, and $0.67 per pound of zinc for the three months ended March 31, 2011.

(3)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.
Operating Performance
Peñasquito continued ramping up in the first quarter of 2011 with gold production of 57,600 ounces, at a cash cost of ($1,488) per gold ounce, compared to 53,900 ounces, at a cash cost of ($1,002) per ounce for the fourth quarter of 2010. In comparison to the fourth quarter 2010, ore milled volumes increased 4% which was lower than expected due to the deferral of mill liner changes from December 2010 to the first quarter of 2011 and high-pressure grinding roll (“HPGR”) commissioning with mill throughput averaging 88,200 tonnes per day during the first quarter. Oxide ore volumes processed in the first quarter were 7% lower than the previous quarter due to lower quantities of leachable ore encountered in the current mining phases of the transition zone.
Total material mined in the first quarter decreased 5% in comparison to fourth quarter 2010 due largely to 36% higher ore rehandle volumes and increased waste haul distances. Ore rehandle is associated with segregating lower quality ore types from higher quality sulphide ores.
Ore milled gold grades for the quarter were 3% higher than the previous quarter as mining activities remained in benches with relatively higher gold grade ore with lower silver, lead and zinc values. Ore milled grades for gold, silver, lead and zinc are expected to increase in the following quarters as the mining phases advance into higher quality sulphide ore in the lower areas of the pit. Metallurgical recoveries achieved in the first quarter were higher than the previous quarter for all metals reflecting a higher level of sulphidization in the ore milled during the quarter.
Cash costs for the first quarter of 2011 were 49%, or $486 per ounce, lower than in the prior quarter primarily due to higher by-product credits, partially offset by higher operating costs. The increase in operating costs was mainly attributable to increased fuel prices, explosives powder factor and the deferral of mill liner changes from December 2010 to the first quarter of 2011.
Construction of processing facilities – High Pressure Grinding Roll
Commissioning activities in the first quarter of 2011 were focused on the optimum generation of pebbles from the SAG mills and consistent operation of the HPGR circuit. The HPGR circuit was run for a total of 746 hours during the quarter processing more than 618,000 tonnes of ore. On March 30, 2011, total daily mill throughput of 130,000 tonnes was achieved and mill throughput averaged 94,400 tonnes per day for the month of March 2011. Second quarter activities will be directed towards maintaining plant performance at full capacity of 130,000 tonnes per day.
Optimization and exploration activities to enhance economics at Peñasquito
On January 25, 2011, Peñasquito announced the signing of a power delivery agreement with a subsidiary of InterGen. The agreement will see InterGen construct and operate a 200-250MW gas-fired combined cycle power plant to deliver electricity to Peñasquito for a minimum term of 20 years. This agreement helps secure a long-term supply of electricity to Peñasquito at stable pricing with anticipated substantial cost savings compared to current arrangements. Later this year, and during construction of the new plant, Peñasquito will also benefit from an interim reduction in existing electricity rates. The project is subject to regulatory and environmental approvals and is expected to begin construction later this year with completion by 2014.
The exploration drilling will start early in the second quarter with the main objectives being to test the continuity of the gold, silver, zinc and lead mantos resources and the extension of the underground potential below and outside of the Peñasquito open pit.
GOLDCORP     |     16

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Los Filos mines, Mexico

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2011	2010	2010	2010	2010

Tonnes of ore mined	6,016,300	7,304,200	6,734,700	6,729,600	6,731,200

Tonnes of waste removed	9,468,100	7,587,200	6,837,300	8,979,200	8,241,200

Ratio of waste to ore	1.6	1.0	1.0	1.3	1.2

Tonnes of ore processed	6,034,000	7,403,500	6,846,700	6,783,800	7,021,300

Average grade processed (grams/tonne)	0.75	0.70	0.67	0.71	0.60

Average recovery rate (1)	46%	44%	45%	44%	42%

Gold (ounces)

– Produced	94,600	84,900	66,500	82,600	72,100

– Sold	94,100	84,200	66,200	81,400	72,400

Average realized gold price (per ounce)	$1,382	$1,381	$1,234	$1,202	$1,111

Total cash costs (per ounce)	$427	$400	$438	$446	$412

Financial Data

Revenues	$130	$117	$82	$98	$81

Depreciation and depletion	$14	$14	$11	$13	$12

Earnings from operations	$75	$65	$39	$46	$38

Expenditures for mining interests	$19	$13	$7	$19	$11
(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.
Gold production for the first quarter of 2011 was 31%, or 22,500 ounces, more than in the first quarter of 2010 mainly due to higher grades and recovery. In comparison to the first quarter of 2010, Los Filos experienced 25% higher grades mainly due to the processing of 961,000 tonnes of higher grade ore, from both the underground and Los Filos pit processed through the crushing and agglomeration circuit that was fully commissioned in mid-2010. Full quarter operation of the crushing and agglomeration circuit helped improve recovery by 10% compared to the same period last year.
Cash costs for the first quarter of 2011 were 4%, or $15 per ounce, higher than in the first quarter of 2010 due to higher operating costs ($124 per ounce, or 794%) and a stronger Mexican peso ($15 per ounce, or 100%) offset by higher gold production ($98 per ounce, or 628%), and development activities ($28 per ounce, or 167%). The increase in operating cost was mainly attributable to higher employee costs ($1 million), reagents consumption due to increased ore tonnage under leaching, cement addition required for agglomeration and increased carbon stripping cycles ($2 million), and power and explosives ($1 million).
Gold production for the first quarter of 2011 reached a new quarterly production record of 94,600 ounces and was 11%, or 9,700 ounces, higher than in the fourth quarter of 2010 due to higher grades processed (7%) and recovery (5%), both driven by an increase of 6% in ore processed through the crushing and agglomeration plant.
Cash costs for the first quarter of 2011 were 7%, or $27 per ounce, higher than in the fourth quarter of 2010 due to higher operating costs ($66 per ounce, or 244%) and a stronger Mexican peso ($7 per ounce, or 26%), offset by higher gold production ($46 per ounce, or 170%). The increase in operating costs was mainly attributable to spare components, employee costs and power ($2 million), offset by a decrease in cyanide, lime and drilling accessory consumption ($1 million), due to decreased ore processing.
Construction of an additional fourth stage of the heap leach pad is progressing well and expected to be completed late in the second quarter of 2011 as planned.
The 2011 exploration program started as scheduled with the objective of proving further extensions of Los Filos towards the 4P area and El Bermejal to the south. Results to date are positive in proving both extensions.
GOLDCORP     |     17

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2011	2010	2010	2010	2010

Tonnes of ore mined	520,100	645,200	584,700	618,400	692,600

Tonnes of waste removed	1,498,200	752,400	842,600	1,125,300	1,613,700

Ratio of waste to ore	2.9	1.2	1.4	1.8	2.3

Tonnes of ore milled	525,800	527,500	523,500	510,700	488,600

Average mill head grade (grams/tonne)	1.53	2.39	2.55	2.55	2.31

Average recovery rate (%)	95%	95%	95%	94%	93%

Gold (ounces)

– Produced	24,500	38,500	40,600	39,300	33,700

– Sold	24,500	38,600	40,700	39,100	33,800

Average realized gold price (per ounce)	$1,391	$1,377	$1,234	$1,205	$1,102

Total cash costs (per ounce)	$499	$303	$258	$299	$352

Financial Data

Revenues	$34	$54	$50	$48	$37

Depreciation and depletion	$6	$17	$18	$17	$14

Earnings from operations	$15	$23	$21	$18	$10

Expenditures on mining interests	$4	$2	$1	$2	$2
Gold production for the first quarter of 2011 was 27%, or 9,200 ounces, less than in the first quarter of 2010 as expected, due to 13% lower tonnage, 34% lower average head mill grades, and partially offset by a 2% higher recovery rate.
Cash costs for the first quarter of 2011 were 42%, or $147 per ounce, higher than in the first quarter of 2010 due to lower gold production ($138 per ounce, or 94%) and a stronger Mexican peso ($18 per ounce, or 13%) partially offset by lower operating costs ($10 per ounce, or 7%).
Gold production for the first quarter of 2011 was 36%, or 14,000 ounces lower than in the fourth quarter of 2010, mainly due to 36% lower average mill head grade as expected, and 19% lower tonnage. The increase in stripping ratio in the first quarter of 2011 compared to the fourth quarter of 2010 was due to stripping activities related to phase one of Trini Pit whose stripping ratio is higher than those of the current pits. The current pits are in their final phase according to the geological model.
Cash costs for the first quarter of 2011 were 65%, or $196 per ounce, higher than in the prior quarter primarily due to lower gold production ($200 per ounce, or 102%) and a stronger Mexican peso ($8 per ounce, or 4%) partially offset by lower operating costs ($13 per ounce, or 6%).
El Sauzal’s life of mine has been extended three additional years to 2015 as the second stage of Trini Pit is anticipated to yield in excess of 200,000 gold ounces. The environmental permit for Trini Pit second stage stripping is expected in the second quarter of 2011.
GOLDCORP     |     18

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2011	2010	2010	2010	2010

Tonnes of ore milled	373,200	380,500	373,900	374,600	470,700

Average mill head grade (grams/tonne)

– Gold	6.91	7.81	5.52	5.94	4.78

– Silver	166	193	133	136	109

Average recovery rate (%)

– Gold	96%	97%	96%	96%	95%

– Silver	91%	90%	91%	85%	78%

Produced (ounces)

– Gold	77,800	92,300	63,400	71,500	68,900

– Silver	1,769,000	2,156,500	1,410,700	1,437,700	1,254,300

Sold (ounces)

– Gold	77,900	89,400	63,800	72,300	70,500

– Silver	1,835,800	2,060,000	1,442,000	1,424,500	1,290,100

Average realized price (per ounce)

– Gold	$1,392	$1,376	$1,236	$1,206	$1,113

– Silver	$32.91	$27.26	$19.63	$18.54	$17.24

Total cash costs (per ounce) (1)	$(324)	$(224)	$52	$48	$109

Financial Data

Revenues	$169	$179	$107	$114	$101

Depreciation and depletion	$26	$31	$25	$23	$22

Earnings from operations	$107	$111	$50	$60	$48

Expenditures on mining interests	$19	$24	$22	$22	$10
(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended March 31, 2011 would be $330 per ounce of gold and $5.13 per ounce of silver (three months ended March 31, 2010 – $330 and $5.14, respectively). Commencing January 2011, operating costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices (see page 2). Using actual realized sales prices, the co-product average total cash costs would be $293 per ounce of gold and $6.70 per ounce of silver for the three months ended March 31, 2011.

Gold and silver production for the first quarter of 2011 was 13%, or 8,900 ounces, and 41%, or 514,700 ounces higher than in the first quarter of 2010, due to an increase in gold and silver grades of 47% and 52% respectively. In addition, gold and silver recoveries were 1% and 17% higher, respectively, than in the first quarter of 2010. The higher grades and lower tonnage were consistent with the mine plan, and the higher recoveries were due to improvements implemented in the process plan. This increase in the grade is due to an optimized open pit mine plan and accelerated mining rate. Construction of the filter plant remains on schedule for completion in the fourth quarter of 2011.
Cash costs for the first quarter of 2011 were 397%, or $433 per ounce, lower than in the first quarter of 2010 due to higher silver by-product sales credits ($460 per ounce, or 106%) and higher gold production ($40 per ounce, or 9%), partially offset by higher operating costs ($67 per ounce, or 16%). The increase in operating costs was primarily attributable to higher royalties and voluntary community expenses ($2 million), contractor costs ($1 million), labour ($1 million) and consumables ($1 million).
Gold and silver production for the first quarter of 2011 was 16%, or 14,500 ounces, and 18%, or 387,500 ounces, less than the fourth quarter of 2010, respectively. This was primarily due to a decrease in the gold grade of 12% and silver grade of 14%. There was also a small impact due to 2% less tonnes processed and 1% lower gold recovery. The grade was impacted by fourth quarter production which included additional mining in high grade areas.
GOLDCORP     |     19

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Cash costs for the first quarter of 2011 were 45%, or $100 per ounce, lower than in the fourth quarter of 2010 due to higher silver by-product sales credits ($148 per ounce, or 147%) and lower operating costs ($12 per ounce, or 12%), partially offset by lower volume of ounces produced ($60 per ounce, or 60%). The decrease in operating costs was primarily attributable to the non-recurring payment of a cyanide import license incurred in the fourth quarter of 2010.
Exploration has continued to experience success in the Delmy Vein which is located near the Marlin deposit. Underground development is in progress towards this vein with a plan to include some production from this area in late 2011.
On May 24, 2010, the Inter-American Commission on Human Rights (“IACHR”), an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to suspend mining activity at Marlin. The IACHR acted in response to a petition alleging that operations at Marlin were causing environmental and public health concerns. On July 21, 2010, in compliance with the IACHR’s precautionary measures, the Procuraduria General de la Nation (“PDN”), the Guatemalan Attorney General’s Office, directed the Ministry of Energy and Mines (the “Ministry”) to initiate the applicable administrative process under the laws of Guatemala to determine if suspension of Marlin operations is warranted as alleged. Montana Exploradora de Guatemala S.A de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin, filed its response with the Ministry on August 31, 2010. The response demonstrated that there is no basis under Guatemalan law to suspend operations at Marlin and included extensive documentation in support of that position. The Ministry requested and received submissions from the individual claiming to represent the petitioners and other governmental agencies. The Ministry initially indicated that the administrative process would be completed in approximately 120 days. The process has been extended in order to afford representatives of the municipalities of San Miguel Ixtahuacán and Sipacapa to present information directly to the government. Once the Ministry completes its administrative process, the Ministry will issue a report to the PDN.
On October 25, 2010, at the request of the IACHR, the Government of Guatemala and the petitioners provided a status report to the IACHR. Goldcorp’s and Montana’s petition to be heard at that audience was not granted by the IACHR. Instead, the IACHR arranged an informal meeting following the formal audience. During that meeting, Goldcorp and Montana presented information regarding Marlin and the adverse effect that a suspension of Marlin operations would have on its employees, suppliers, and the communities. In addition, the companies advised all parties of their interests and willingness to participate in a process to achieve an amicable solution to the petition as provided by Article 40 of the IACHR’s Rules of Procedure. Although a formal audience was not convened by the IACHR during its 141st regular session (March 21 to April 1, 2011), representatives of the Government of Guatemala, the Municipality of Sipacapa, and the Company held informal meetings with IACHR Commissioners and staff to update them on the status of various processes in Guatemala.
The Guatemalan government’s responses to the IACHR expressly confirm that studies conducted by the Ministry, the Ministry of Health and Social Welfare, and the Ministry of Environment and Natural Resources in Guatemala demonstrate there is no evidence of pollution or ill effects to public health or the environment as a result of operations at Marlin. The Government of Guatemala also stated that an assessment by the Ministry of Health and Social Welfare did not detect any disease linked to suspected contamination produced by Marlin. Goldcorp’s management believes the IACHR’s action is based on environmental allegations that are entirely without merit. While the government’s administrative process is underway, the Company expects normal operations at Marlin to continue.
In December 2010, Vice President Rafael Espada initiated a “mesa de diálogo” comprised of the Vice President; the Ministers of Energy and Mines, Environment and Natural Resources, Health and Social Welfare, Infrastructure, and Education; the President of the Presidential Commission on Human Rights; the Mayors and other community representatives of San Miguel Ixtahuacán and Sipacapa; and representatives of Montana. The purpose of the mesa de diálogo, as established by the Vice President, is to ensure that “the mining industry develops in a framework of respect for the communities and the environment in benefit to the country.” The mesa de diálogo has met three times and agreed, among other items, to meet at least monthly, to meet in the communities as well as the capital, and to adopt a two-tiered agenda to address short-term issues such as the petition pending before the IACHR as well as longer-term issues related to the development of the municipalities of San Miguel Ixtahuacán and Sipacapa. Goldcorp and Montana consider the Vice President’s initiative and the participation of the two municipalities to be significant positive steps toward a constructive resolution of the issues raised in the petition pending before the IACHR as well as other issues of importance to the municipalities.
GOLDCORP     |     20

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2011	2010	2010	2010	2010

Tonnes of ore mined	990,200	1,940,200	2,244,100	2,938,400	2,260,900

Tonnes of waste removed	4,936,500	5,270,500	5,587,800	5,340,100	5,974,200

Ratio of waste to ore	5.0	2.7	2.5	1.8	2.6

Tonnes of ore milled	3,396,000	3,479,900	3,493,800	3,547,600	3,514,100

Average mill head grade

– Gold (grams/tonne)	0.45	0.50	0.42	0.43	0.51

– Copper (%)	0.39%	0.45%	0.40%	0.44%	0.54%

Average recovery rate (%)

– Gold	69%	70%	73%	70%	72%

– Copper	73%	81%	82%	81%	85%

Produced

– Gold (ounces)	34,100	42,200	34,100	34,400	41,300

– Copper (thousands of pounds)	21,400	27,700	25,000	28,000	35,300

Sold

– Gold (ounces)	34,200	38,800	30,300	46,900	30,800

– Copper (thousands of pounds)	21,400	27,000	23,100	36,500	24,500

Average realized price

– Gold (per ounce)	$1,383	$1,422	$1,259	$1,250	$1,119

– Copper (per pound)	$4.27	$4.84	$4.38	$2.55	$3.58

Total cash costs (per gold ounce) (1)	$(232)	$(1,002)	$(896)	$102	$(961)

Financial Data

Revenues	$139	$186	$138	$148	$124

Depreciation and depletion	$15	$15	$15	$20	$15

Earnings from operations	$45	$85	$50	$34	$54

Expenditures on mining interests	$-	$8	$3	$3	$2
(1)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended March 31, 2011 would be $862 per ounce of gold and $2.40 per pound of copper (three months ended March 31, 2010 – $536 and $1.63, respectively). Commencing January 2011, operating costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices (see page 2). Using actual realized sales prices, the co-product average total cash costs would be $797 per ounce of gold and $2.49 per ounce for copper for the three months ended March 31, 2011.

Goldcorp’s share of Alumbrera’s gold and copper production in the first quarter of 2011 were 17% or 7,200 ounces and 39% or 13.9 million pounds lower than the first quarter of 2010 respectively. Gold and copper production decreased due to 3% lower ore milled as a consequence of harder ore processed than the first quarter of 2010, lower gold and copper head grades of 12% and 28% respectively and the resultant lower gold and copper recoveries of 4% and 14% respectively. This reduction resulted from restrictions in ore available from Phases 9 and 10 due to geotechnical instability along a known fault zone in the pit that occurred in the fourth quarter of 2010. Pit ore was replaced with lower grade stockpile material.
Cash costs were 76% or $729 per ounce higher than in the first quarter of 2010 due to higher operating costs ($435 per ounce or 60%), lower by-product credits ($226 per ounce or 31%) and higher YMAD net proceeds payments ($222 per ounce or 30%), partially offset by higher volume of gold ounces sold ($155 per ounce or 21%). The increase in operating costs was primarily due to higher employee costs ($3 million), consumables ($1 million) and maintenance costs ($1 million).
GOLDCORP     |     21

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Goldcorp’s share of Alumbrera’s gold and copper production in the first quarter of 2011 was 19% or 8,100 ounces and 23% or 6.3 million pounds lower than the fourth quarter of 2010, respectively. The lower production was due to lower gold and copper head grades of 10% and 13% respectively, lower gold and copper recovery rates of 1% and 10% respectively, and 2% fewer tonnes milled. These lower results were due to the geotechnical instability outlined previously.
Cash costs for the first quarter of 2011 were 77%, or $770 per ounce, higher than in the fourth quarter of 2010 due to lower by-product sales credits ($553 per ounce or 72%), lower volume of gold ounces sold ($173 per ounce or 22%) and higher YMAD net proceeds payments ($119 per ounce or 15%). The decrease in operating costs was primarily attributable to lower costs in regular royalties ($1 million), transportation ($1 million), and maintenance and explosives ($1 million), partially offset by higher costs in consumables and power ($1 million).
The provisional pricing impact of lower realized copper prices during the first quarter of 2011 was $2 million, or $88 per ounce. The provisional pricing impact related to copper sales in the fourth quarter of 2010 that settled in the first quarter of 2011 was negligible.
GOLDCORP     |     22

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2011	2010	2010	2010	2010

Tonnes of ore mined	2,033,200	1,805,100	1,736,300	661,400	1,959,800

Tonnes of waste removed	6,490,700	7,313,300	6,678,800	8,608,300	6,462,900

Ratio of waste to ore	3.2	4.0	3.8	13.0	3.3

Tonnes of ore processed	2,033,200	1,805,100	1,736,300	661,400	1,959,800

Average grade processed (grams/tonne)	0.54	0.66	0.55	0.51	0.65

Average recovery rate (%)	73%	73%	73%	73%	73%

Gold (ounces)

– Produced	22,500	27,000	16,800	16,900	30,500

– Sold	22,600	26,000	16,700	17,800	30,700

Average realized gold price (per ounce)	$1,400	$1,372	$1,236	$1,195	$1,110

Total cash costs (per ounce)	$785	$787	$817	$686	$507

Financial Data

Revenues	$32	$36	$21	$21	$34

Depreciation and depletion	$4	$5	$4	$3	$5

Earnings from operations	$9	$10	$3	$5	$12

Expenditures on mining interests	$4	$7	$4	$6	$3
Goldcorp’s share of Marigold’s gold production for the first quarter of 2011 was 26% or 8,000 ounces less than in the first quarter of 2010. The decreased gold production was due to 5,500 fewer ounces being stacked to the heap leach pad during the period, as a result of a 17% decrease in grade, slightly offset by a 4% increase in ore tonnes mined. During the first quarter of 2010, 86% of the ounces mined were stacked to the pad and were being processed by the end of February as compared to the first quarter of 2011 where only 56% of the ounces mined for the quarter were being processed by the end of February. As a result, 44% of the ounces mined in the first quarter of 2011 had a marginal impact on gold production for the period due to timing of placement on the heap leach.
Cash costs for the first quarter of 2011 were 55%, or $278 per ounce, higher than in the first quarter of 2010 due to lower gold production ($182 per ounce, or 65%) and higher operating costs ($95 per ounce, or 34%). The increase in operating costs was primarily due to higher fuel costs ($2 million), due to a longer waste haul and increased diesel prices, higher explosives and cyanide costs ($1 million), offset by a decrease in contractor costs ($1 million).
Gold production for the first quarter of 2011 was 17%, or 4,500 ounces lower than in the fourth quarter of 2010 due to an 18% decrease in ore grade, partially offset by a 13% increase in ore tonnes mined. As a result of the decreased grade, there were 3,000 fewer ounces placed to the pad in the first quarter of 2011 compared to the fourth quarter of 2010. Of the ounces that were stacked in the quarter, 44% were in the final month of the quarter resulting in less than thirty days of processing for those ounces.
Mining and development work concentrated on the Basalt Phase 7 pit during the period with stripping activity commencing in the Target II pit in March. Ore production in Target II is scheduled to start ramping up in April as planned and will assist to offset declines in production from the Basalt pit in the second half of 2011.
Cash costs for the first quarter of 2011 were consistent with the prior quarter.
Exploration and development of data for geological modeling has continued to focus on Target II and III and Red Dot.
GOLDCORP     |     23

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Wharf Mine, United States

	Three Months Ended
	March 31	December 31	September 30	June 30	March 31
Operating Data	2011	2010	2010	2010	2010

Tonnes of ore mined	606,000	815,800	991,700	589,000	883,700

Tonnes of ore processed	574,300	726,900	876,500	716,000	783,900

Average grade processed (grams/tonne)	0.65	0.63	0.62	0.76	0.86

Average recovery rate (%)	77%	78%	78%	77%	72%

Gold (ounces)

– Produced	13,300	16,000	19,600	19,400	18,300

– Sold	13,100	17,600	17,600	22,000	14,100

Average realized gold price (per ounce)	$1,379	$1,372	$1,233	$1,200	$1,110

Total cash costs (per ounce)	$898	$788	$679	$556	$562

Financial Data

Revenues	$19	$25	$23	$27	$16

Depreciation and depletion	$1	$1	$2	$2	$1

Earnings from operations	$5	$9	$8	$12	$6

Expenditures on mining interests	$1	$3	$1	$-	$1
Gold production for the first quarter of 2011 was 27%, or 5,000 ounces, less than in the first quarter of 2010. In comparison to the first quarter of 2010, 27% fewer tonnes were processed and 24% lower grade was realized, partially offset by 7% higher recovery. Fewer tonnes were processed due to weather related crushing delays. Lower grades were expected as part of the mining plan. Higher recovery was accomplished by operational improvements, including better side slope leaching, better control of cyanide concentrations and improved leach solution distribution on the heap leach pads.
Cash costs for the first quarter of 2011 were 60%, or $336 per ounce, higher than in the first quarter of 2010 due to higher operating costs ($295 per ounce, or 88%) and lower gold production ($42 per ounce, or 12%). The higher operating costs were attributable to increased employee costs ($1 million), increased costs of diesel fuel ($1 million), consumables ($1 million), and higher production taxes on increased net profits.
Gold production for the first quarter of 2011 was 17%, or 2,700 ounces, less than in the fourth quarter of 2010. In comparison to the prior quarter, 21% lower tonnes were processed primarily due to weather related crushing delays and as a result mining activities were focused in waste areas.
Cash costs for the first quarter of 2011 were 14%, or $110 per ounce, higher than in the fourth quarter of 2010 primarily due to lower gold production ($269 per ounce or 245%), partially offset by lower operating costs ($159 per ounce or 145%). The reduced operating costs were attributable to lower production taxes and royalties on lower net profits ($1 million) and lower consumables costs ($1 million).
Wharf has applied for a permit to expand the operation into new mining areas. Public hearings have been scheduled by county and state regulators for the second quarter of 2011. Upon approval, the mine life will be extended by seven years until approximately 2020 with an anticipated production rate of 60,000 ounces of gold per year. Permitting is expected to be completed by the end of 2011.
GOLDCORP     |     24

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Cerro Negro Project, Argentina
The Cerro Negro gold project is an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. The land position comprises 215 square kilometres with numerous high-grade gold and silver veins. Goldcorp recently updated the resources at Cerro Negro as a result of including drilling results obtained during 2010. As of April 5, 2011, proven and probable gold reserves total 4.3 million ounces of gold and 36.2 million ounces of silver, measured and indicated resources total 0.4 million ounces of gold and 2.8 million ounces of silver, and inferred resources total 0.7 million ounces of gold and 4.7 million ounces of silver.
On April 5, 2011, Goldcorp announced the completion of the feasibility study update and a new development plan. The development plan details approximately doubling the plant throughput to 4,000 tonnes per day, contributing to an average of 550,000 ounces of gold production per year over the first five full years. Average cash costs during the first five years of production are expected to be less than $200 per ounce of gold. Over the full 12-year mine life, based only on existing reserves, annual production is expected to average 340,000 ounces per year at cash costs below $300 per ounce. The mining of multiple veins creates significant flexibility for optimization of the mine plan as additional reserves are developed.
The increase in throughput and production from the original feasibility study is facilitated by the simultaneous mining of multiple, near-surface veins. The six currently identified sources of gold reserves (Eureka, Mariana Central, Mariana Norte, San Marcos, Bajo Negro and Vein Zone) are in some cases physically separated by several kilometres. The Vein Zone is planned as an open pit and each of the other areas are underground deposits to be accessed by separate declines from the surface. The Eureka, Mariana Central and Mariana Norte veins will comprise the initial sources of ore production. Development of the decline at the Eureka vein has already been advanced to more than 900 metres in length. The declines at Mariana Central and Mariana Norte are expected to commence in the fourth quarter of 2011 following the issuance of necessary permits.
Total capital expenditures to first production in mid-2013 are expected to be approximately $750 million, including $130 million in 2011. This amount includes approximately $500 million of direct costs for the expanded mining, process facilities and infrastructure, with the remainder in indirect costs including EPCM (Engineering, Procurement and Construction Management), owner’s costs and contingency.
At March 31, 2011, total project expenditures and commitments are $21 million, of which $11 million is spent and $10 million is committed. Capital expenditures during the first quarter of 2011 amounted to $11 million (excluding capitalized interest).
During the first quarter, key activities included:
•	Commencing work for upgrading of access roads;

•	Planning and design for near-term expansion of the existing Eureka camp;

•	Progression of geotechnical drilling in the tailings and plant locations;

•	Continuing with powerline design and routing studies;

•	Advancement of the decline at the Eureka vein to a length of 939 metres; and

•	Detailed design of the Eureka mine ventilation system with construction of the vertical vent raises scheduled to commence late in the second quarter of 2011.
Exploration drilling continues to ramp up expecting to reach a total of 10 drill rigs on site in the second quarter of 2011. The immediate focus of drilling will be on expansion of the Eureka, Mariana Central and Mariana Norte veins. Reserve additions from these three veins have the potential to augment the near term production profile at Cerro Negro. An additional near term focus of exploration will be on testing several new veins with known gold mineralization on the western portion of the property.
GOLDCORP     |     25

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Éléonore Project, Canada
The Éléonore project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2010, the deposit contains 3.0 million ounces of proven and probable reserves at an average grade of 7.56 grams per tonne, 0.5 million ounces of measured and indicated gold resources at an average grade of 10.95 grams per tonne and 4.2 million ounces of inferred gold resources at an average grade of 10.60 grams per tonne.
During the first quarter of 2011, over 12 kilometres of surface diamond drilling was completed. The program was designed to better define the mineralized zones between 400 metres and 650 metres below surface where the first levels of the mine will be developed, and to convert inferred resources into measured and indicated resources. Results of the drilling to date are in line with model projections.
The pre-feasibility study was updated and includes numerous refinements to earlier work. A new mine plan provides for doubling the plant throughput to 7,000 tonnes per day starting in year 2017. At this rate, gold production will average approximately 600,000 ounces per year over 15 years. Initial gold production is now scheduled to start in the fourth quarter of 2014. Life-of-mine cash costs are expected to be below $400 per ounce.
Another milestone was reached with the permitting of the exploration ramp. In support of the underground exploration effort, a decline from surface was designed and permitted. The ramp portal has been prepared and is now ready to commence ramp development. On March 31, 2011, the exploration shaft reached a depth of 200 metres below surface. The sinking of the 725 metre deep exploration shaft remains on schedule with completion targeted for the second quarter of 2012.
Construction and engineering activities centered on the production shaft and services, 120kV substation, site civil work, upgrading of the construction camp facilities and ancillary facilities.
Following several years of constructive discussions, the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority (the “Crees”) have entered into a binding Collaboration Agreement with Éléonore regarding the development and operation of the project. The official signing ceremony was held in Wemindji, Québec on February 21, 2011. Under the agreement, Goldcorp recognizes and respects Cree rights and interests in the area of the Éléonore Gold Project and the Crees recognize and support Goldcorp’s rights and interests in the development and operation of the project. The agreement also includes provisions regarding the participation of the Crees in the development of the Éléonore Gold Project and throughout the life of the mine, including employment and business opportunities and training and education initiatives. The agreement aligns Goldcorp and Cree interests in the economic success of the project and seeks to ensure that the Crees will receive fair and equitable financial benefits through a variety of fixed payment mechanisms and participation in the future profitability of the mine. The agreement also reflects Goldcorp’s commitment to protecting the environment and supporting the Crees’ social and cultural practices in a spirit of continued collaboration.
The project is expected to receive final clearance to commence construction with the receipt of the Environmental and Social Impact Assessment (ESIA) permit in the third quarter of 2011.
At March 31, 2011, total project expenditures and commitments are $427 million, of which $382 million is spent and $45 million is committed. Capital expenditures during the first quarter of 2011 amounted to $36 million (excluding capitalized interest).
GOLDCORP     |     26

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Cochenour Project, Canada
The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down-dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. As of February 9, 2011, inferred resources total 2.7 million ounces of gold. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces.
On February 24, 2011, Goldcorp announced the completion of the scoping study for the Cochenour gold project confirming the strong economics of the Company’s plan to develop the Bruce Channel deposit in Red Lake. Simultaneous access of both the top and bottom of the Bruce Channel ore body is being advanced through the widening of the existing Cochenour shaft and the continued construction of a 6.5-kilometre long rail haulage drift from the existing Red Lake underground workings. Ore from Bruce Channel will be transported via the high speed drift and processed at Red Lake’s existing Campbell milling facilities at a rate of approximately 1,500 tonnes per day. Estimated life-of-mine gold production is expected to average between 250,000 – 275,000 ounces per year over an approximate 20-year mine life at a total cash cost below $350 per ounce. Initial capital expenditure for the project is $420 million with first gold production anticipated in the fourth quarter of 2014.
Throughout Q1 2011, the drop shaft hoists were commissioned and the work platform was installed in preparation of shaft stripping. The Cochenour hoist complex and service tunnel concrete work was completed and the hoist and electrical installation began. Foundation work in the collar house and ore bin is underway.
The Cochenour Red Lake Haulage Drift continued to advance at a rate of 18.2 ft/day since January 1, 2011. The drift is now 4,258 feet or 22% from the south drift at Reid Shaft.
In 2011, exploration drilling ramped up on surface. Currently, 4 drills are working on delineating and expanding the resource at Cochenour.
At March 31, 2011, total project expenditures and commitments are $145 million, of which $135 million is spent and $10 million is committed. Capital expenditures during the first quarter of 2011 amounted to $27 million. These have been included in the total expenditures on mining interests for Red Lake. These expenditures consist mainly of exploration, construction of surface infrastructure and development of the Cochenour haulage drift.
Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)
Pueblo Viejo contains 23.7 million ounces of proven and probable gold reserves, where Goldcorp’s interest represents 9.5 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.
At the Pueblo Viejo project, construction is progressing with first production expected in the first quarter of 2012. Preproduction capital is expected to increase by 10-15% from the previous estimate to $3.3 – $3.5 billion (100% basis) ($1.3 – $1.4 billion – Goldcorp’s share). The increased capital cost estimate is largely due to higher labour, power supply, freight and steel related costs as well as general inflation. Goldcorp’s share of estimated annual gold production in the first full five years of operation is expected to average 415,000 – 450,000 ounces at total cash costs of $275 – $300 per ounce(1).
In December 2010, the Environmental Impact Assessment for the 240kV power transmission line was approved allowing associated construction activities to commence. The environmental permits for temporary power sources, necessary for commissioning to commence in the fourth quarter of 2011, were secured during the first quarter of 2011. Following design approval by regulatory authorities, construction of the tailings storage starter dam commenced during the fourth quarter of 2010. At the end of the first quarter of 2011, overall construction was nearly 55% complete, approximately 80% of the capital was committed and engineering and procurement was 99% complete. Ore stockpile contains more than 150,000 gold ounces. All four autoclaves are on site and were placed on their footings, and 100% of the materials required for the oxygen plant have been shipped to site.
Capital expenditures during the first quarter of 2011, including accrued management fees, amounted to $116 million. Cumulative expenditures to date, including accrued management fees, amount to $926 million, or $670 million net of the $256 million partial return of invested capital.
In April 2010, the terms for $1.035 billion in project financing for the Pueblo Viejo project ($414 million – Goldcorp’s share) were finalized with a lending syndicate comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. On March 29, 2011, an additional $159 million was drawn from the $1.035 billion project financing the Company entered into with Barrick in April 2010 with respect to the Pueblo Viejo project, for a total amount drawn of
GOLDCORP     |     27

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
$940 million at March 31, 2011 ($376 million – Goldcorp’s share). The remaining $95 million available is expected to be drawn during the third quarter of 2011. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan outstanding. The guarantees will terminate upon Pueblo Viejo meeting certain completion tests.
In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case has been sent to a new trial court for issuance of a ruling. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court has rejected the claim.
In September 2010, Alexander Mundaray et al. filed an amparo remedy for Protection of Fundamental Rights against PVDC and the Ministry of the Environment (Mimarena) of the Dominican Republic. The petitioners allege that PVDC is constructing the project without an Environmental License or an Environmental Impact Analysis. The petitioners are requesting that the court order the suspension of the construction works that PVDC is undertaking. PVDC is vigorously defending this claim.
(1)	Based on gold price and oil price assumptions of $1,100 per ounce and $85 per barrel, respectively.
El Morro Project, Chile (Goldcorp’s interest – 70%)
El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. On a 100% basis, El Morro contains proven and probable reserves of 8.2 million ounces of gold and 6.1 billion pounds of copper. A 2008 feasibility study estimates sulphide gold production of over 300,000 ounces per year and copper production of over 379 million pounds per year (on a 100% basis) over a 14-year mine life at low cash costs.
Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.
The Environmental Impact Assessment (“EIA”) was approved on March 14, 2011. This approval authorizes El Morro, upon receipt of the required sectoral permits, to build the mine and facilities as presented in the EIA submittal in late 2008. Studies are ongoing to evaluate the optimum configuration of the plant and facilities and an assessment of the impact to costs and schedule associated with any change will be evaluated. An update to the feasibility study will be completed in the third quarter and any changes deemed appropriate will be incorporated into that study, which will also summarize updated capital and operating cost data.
Work on an 18 kilometre section, which will link the current access road to the property, commenced upon approval of the EIA. Once completed, the drills will be able to access the site and commence the condemnation program.
Progress has been made in negotiations with potential providers of the power and port facilities, engineering of pipelines and review of the desalination plant components. Quotations were received on road construction and for the desalination plant.
At March 31, 2011, total project expenditures and commitments are $35 million, of which $27 million is spent and $8 million is committed. Expenditures were $10 million (excluding capitalized interest) in the first quarter of 2011.
The El Morro project was acquired from a subsidiary of New Gold, the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata Copper”), a subsidiary of Xstrata, pursuant to the exercise of the right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in the El Morro project, conditional on the right of first refusal not being exercised. On January 7, 2010, the New Gold subsidiary delivered notice to Xstrata Copper that it was exercising the right of first refusal. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. As an alternative, Barrick seeks damages. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties have now agreed to have all claims
GOLDCORP     |     28

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
related to the acquisition of Xstrata Copper’s interest in the El Morro project heard by the Ontario courts, including the Supreme Court of Canada. Xstrata Copper has advised Barrick that it has withdrawn its counterclaim against Barrick. The parties have largely completed discovery of the facts. The justice overseeing case management of the matter is seeking to arrange for the trial to commence in June 2011 with evidence regarding potential damages being heard later in the fall. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.
On October 21, 2010, Chile increased the royalty rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate. Goldcorp believes that the D.L. 600 filing made at the time of the El Morro acquisition should provide fiscal stability that would prevent the new legislation from applying to the El Morro operations for the first 15 years of production. However, to obtain fiscal stability based on that application, New Gold must waive the fiscal stability established by its existing D.L. 600 filing. The Company understands that if New Gold waives its existing D.L. 600 fiscal stability, both companies will be covered by the same fiscal stability under the Goldcorp D.L. 600 application. New Gold has sought written confirmation of this result from the Chilean government before agreeing to waive its fiscal stability clause.
Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389-square kilometre land position which includes the Represa deposit. Camino Rojo has reported measured and indicated resources of 3.4 million gold ounces and 60.7 million silver ounces. Total inferred resources are 0.6 million ounces of gold and 7.6 million ounces of silver.
Exploration drilling ramped up to 5 drills and a total of 20,300 metres were drilled. Shallow RAB-style drilling has expanded the known extent of the prospective, hydrothermally altered rocks for 1.5 kilometres east of the Represa resource, beneath post-mineral cover. Six core twin holes and 23 down-hole deviation surveys were completed for validation of the existing reverse-circulation drill database. Capital expenditures during the first quarter of 2011 and cumulative to date amounted to $2 million and $14 million, respectively (excluding capitalized interest).
Noche Buena Project, Mexico
The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. With reported measured and indicated resources of 1.0 million gold ounces and 32.4 million silver ounces, the Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.
No exploration activity occurred during the quarter.
Exploration drilling will begin early in the second quarter of 2011 with the objective of extending the high grade gold resources of the ore bodies along of the contact of the intrusive and some lineaments related to fracture-fault-veins systems.
Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2010, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.
Because of the challenging physical setting of Cerro Blanco, site-based activities are currently aimed at demonstrating several key concepts in preparation for a project feasibility study that is anticipated to commence by mid-2011. Mining of two drifts, from the north and south ends of the deposit (1,315 metres in total), and later declining into the ore body will determine the ability to mine underground in this geothermal area. At the end of the first quarter of 2011, the ventilation raise on the south decline was finished and construction of the ventilation raise on the north decline commenced. The Guatemalan Ministry of Environment and Natural Resources (MARN) approved the routine discharge of groundwater as anticipated in the original Environmental Impact Assessment (EIA) and discharge started at the end of the quarter. Water is now pumped directly from underground and processed in a water treatment plant constructed to remove naturally-occurring constituents from the ground water prior to
GOLDCORP     |     29

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
discharging. Mining of the two declines will resume when ventilation fans are in place and the water table lowers as a result of the dewatering efforts.
The block model was updated using results from exploration core drilling. Ore core samples were collected and shipped for metallurgical testing which will confirm the gold extraction process methodology.
A geothermal resource with the potential to generate a significant quantity of geothermal power is located adjacent to the ore body. Drilling of the third dewatering/geothermal production wells (800 to 1,000 metres in depth) was completed by the end of the first quarter of 2011. Testing of these three wells for generation capacity and for the ability to contribute to the dewatering of the ore body will be carried out during 2011.
Capital expenditures during the first quarter of 2011 amounted to $10 million.
GOLDCORP     |     30

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	Three Months Ended
	March 31

	2011	2010

Exploration and evaluation costs	$12	$14

Corporate administration	58	36
Exploration and evaluation costs during the three months ended March 31, 2011 decreased by $2 million, compared to the three months ended March 31, 2010, reflecting a change in the timing of planned expenditures.
Included in corporate administration is share-based compensation expense of $22 million for the three months ended March 31, 2011 (three months ended March 31, 2010 – $10 million) which has increased due to the issuance of additional stock options, restricted share units and performance share units in the current quarter. Excluding share-based compensation expense, corporate administration for the three months ended March 31, 2011 increased by $10 million to $36 million, or 38% compared to the three months ended March 31, 2010. The 38% increase is primarily attributable to the Company’s growth and associated increase in corporate activities, employee costs, corporate social responsibility and community contributions.
OTHER INCOME (EXPENSES)

	Three Months Ended
	March 31

	2011	2010

Gain on disposition of securities	$320	$-

Gains (losses) on derivatives, net	(57)	66

Loss on disposition of mining interest	-	(19)

Finance costs	(6)	(8)

Other income (expenses)	22	(12)

	$279	$27

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko Mining Corporation and recognized a gain on disposition of $320 million ($279 million after tax).
As discussed under “Financial Instruments and Related Risks” below, the Company entered into foreign currency, heating oil, copper, lead and zinc contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at each period end with changes in fair value recorded in earnings for the period. The Company recorded a net gain of $7 million for the three months ended March 31, 2011, comprising of realized losses of $3 million on matured contracts and unrealized mark-to-market gains of $10 million, compared to a net gain of $13 million for the three months ended March 31, 2010, comprising of realized losses of $2 million on matured contracts and unrealized mark-to-market gains of $15 million. The Company recorded a loss of $31 million during the three months ended March 31, 2011 (2010 – $nil) relating to its commitment to deliver 1.5 million ounces of silver to Silver Wheaton over each of the four contract years ending August 5, 2014 at the lesser of $4.04 per ounce, subject to an annual inflation adjustment, and the prevailing market price. The commitment is accounted for as a non-financial derivative liability and marked-to-market at each balance sheet date. The $31 million loss was comprised of a realized loss of $5 million on ounces delivered during the three months ended March 31, 2011 and an unrealized loss of $26 million on the remaining ounces to be delivered. The Company recorded an unrealized loss of $3 million on its investments in warrants for the three months ended March 31, 2011 (2010 – nil). During the three months ended March 31, 2011, the Company also recorded unrealized mark-to-market losses of $2 million (2010 - unrealized mark-to-market gain of $26 million) representing the change in fair value of the Company’s outstanding share purchase warrants. Additionally, the Company recorded an unrealized loss of $28 million during the three months ended March 31, 2011 (2010 – unrealized gain of $27 million) representing the change in fair value of the conversion feature of the Company’s convertible senior notes.
GOLDCORP     |     31

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
On February 24, 2010, the Company disposed of its 21.2% interest in El Limón and recognized a loss on disposition of $19 million ($8 million after tax).
During the three months ended March 31, 2011, the Company incurred $6 million of finance costs compared to $8 million during the three months ended March 31, 2010. The decrease in finance costs is primarily due to the capitalization in 2011 of the entire interest incurred on the convertible senior notes while $4 million of the interest incurred on the convertible notes were not capitalized in the first quarter of 2010. The remaining finance costs include accretion of reclamation and closure cost obligations.
For the three months ended March 31, 2011, other income of $22 million primarily consists of $14 million of foreign exchange gains due to the increase in cash and cash equivalents denominated in Canadian dollars, proceeds of $5 million from an insurance claim, and $3 million of interest income earned on the Primero convertible and promissory notes and increased cash balances. Other expenses of $12 million for the three months ended March 31, 2010 consisted of transaction costs related to the acquisitions of the Camino Rojo and El Morro projects ($10 million) and foreign exchange losses ($2 million).
INCOME AND MINING TAXES
Income and mining taxes for the three months ended March 31, 2011 totaled $161 million (three months ended March 31, 2010 – $51 million). Excluding the foreign exchange impacts on deferred income taxes, income tax expense was approximately 23% of earnings before taxes and share-based compensation expense (three months ended March 31, 2010 – 26%).
The lower effective tax rate in the first quarter of 2011 is primarily due to the gain on the sale of the Osisko shares being only 50% taxable as a capital gain, and a lower Canadian statutory income tax rate in 2011 of 26.5% (2010 – 29.0%). The first quarter of 2010 was positively impacted by the loss on the sale of El Limón being at a slightly higher effective tax rate. Adjusted for these (other than the lower Canadian income tax rate) and other items, the effective rate for the three months ended March 31, 2011 and 2010 would be approximately 29% and 28%, respectively.
GOLDCORP     |     32

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
DISCONTINUED OPERATIONS
San Dimas Mine, Mexico
On August 6, 2010, the Company disposed of the assets and liabilities relating to the San Dimas mines (the “San Dimas Assets”), excluding certain non-operational assets, to Primero. In exchange, the Company received $214 million cash, $159 million in common shares of Primero valued as of August 6, 2010, a $50 million promissory note receivable (“Primero promissory note”) over five years bearing interest at 6% per annum, a $60 million convertible promissory note receivable (“Primero convertible note”) with a term of one year bearing interest at 3% per annum, and a $4 million working capital adjustment receivable.
The results of the San Dimas operations were reclassified to discontinued operations for the 2010 periods presented. The following table presents selected data for San Dimas for the three months ended March 31:

Operating Data	2010

Tonnes of ore milled	145,300

Average mill head grade (grams/tonne)

– Gold	5.47

– Silver	273

Average recovery rate (%)

– Gold	98%

– Silver	94%

Produced (ounces)

– Gold	24,900

– Silver	1,205,800

Sold (ounces)

– Gold	24,900

– Silver	1,205,700

Average realized price (per ounce)

– Gold	$1,104

– Silver	$4.04

Total cash costs (per ounce)	$374

Financial Data

Revenues	$32

Earnings from operations	$16
TERRANE
On October 20, 2010, the Company sold its remaining 58.1% interest in Terrane to Thompson Creek. The Company received C$0.90 in cash and 0.052 common shares of Thompson Creek for each Terrane share held, for total consideration of $236 million in cash and 13.9 million common shares of Thompson Creek.
Upon disposition on October 20, 2010, the Company no longer had significant continuing involvement in the operations of Terrane. Accordingly, the results of Terrane, which were previously reported as a separate operating segment, were reclassified to discontinued operations for the all periods presented. The loss from operations for the three months ended March 31, 2010 was $1 million.
GOLDCORP     |     33

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per gold ounce to production costs per the unaudited condensed interim consolidated financial statements for the three months ended March 31:

	2011	2010

Cash costs, continuing operations

Production costs per consolidated financial statements (1)	$451	$286

Non-cash reclamation and closure costs recovery	7	1

Treatment and refining charges on concentrate sales	30	5

By-product silver, copper, lead and zinc sales	(373)	(118)

Realized loss on foreign currency, heating oil, copper, lead and zinc contracts	3	2

Total cash costs (by-product)	$118	$176

Divided by ounces of gold sold	627,300	544,200

Total cash costs (by-product) per gold ounce(2)	$188	$323

Cash costs, including discontinued operations

Production costs per consolidated financial statements (1)	$451	$300

Non-cash reclamation and closure costs recovery	7	1

Treatment and refining charges on concentrate sales	30	5

By-product silver, copper, lead and zinc sales	(373)	(123)

Realized loss on foreign currency, heating oil, copper, lead and zinc contracts	3	2

Total cash costs (by-product)	$118	$185

Divided by ounces of gold sold	627,300	569,100

Total cash costs (by-product) per gold ounce(2)	$188	$325

(1)
$37 million in royalties for the three months ended March 31, 2011 are included in production costs per the unaudited condensed interim consolidated financial statements (three months ended March 31, 2010 - $22 million).

(2)
If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs would be $504 per ounce of gold for the three months ended March 31, 2011 (three months ended March 31, 2010 - $436 (continuing operations) or $433 (including discontinued operations)).

GOLDCORP     |     34

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – ADJUSTED NET EARNINGS
The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings attributable to shareholders of Goldcorp per the unaudited condensed interim consolidated financial statements for each of the three months ended:

	March 31,	March 31,	December 31,
	2011	2010	2010

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$651	$247	$560

Losses (gains) on derivatives	54	(68)	73

Gain on disposition of securities, net of tax	(279)	-	(1)

Share of earnings and losses in Primero and Tahoe	(2)	-	5

Loss on disposition of mining interest, net of tax	-	11	-

FX gain on revaluation of taxes payable on disposition Silver Wheaton shares	-	(1)	-

Transaction costs related to the acquisition of Camino Rojo, El Morro and Cerro Negro projects, net of tax	-	10	14

Net earnings from discontinued operations	-	(15)	(209)

Unrealized gain on foreign exchange translation of deferred income tax liabilities	(27)	(25)	(9)

Other	-	-	(5)

Total adjusted net earnings	$397	$159	$428

Weighted average shares outstanding (000’s)	798,462	733,760	736,620

Adjusted net earnings per share	$0.50	$0.22	$0.58

NON-GAAP MEASURE – FREE CASH FLOW
The Company has included non-GAAP performance measures, free cash flow, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or usage of existing cash. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of free cash flow to net cash provided by operating activities of continuing operations per the unaudited condensed interim consolidated financial statements for the three months ended March 31:

	2011	2010

Net cash provided by operating activities of continuing operations	$586	$282

Expenditures on mining interests	(346)	(281)

Deposits on mining interest expenditures	(6)	(17)

Free cash flow	$234	$(16)

GOLDCORP     |     35

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
FINANCIAL INSTRUMENTS AND RELATED RISKS
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing these risks and no significant change to the Company’s exposure to credit risk during the three months ended March 31, 2011.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change to the Company’s objectives and policies for managing this risk during the three months ended March 31, 2011.
During the three months ended March 31, 2011, the Company generated operating cash flows from continuing operations of $586 million (three months ended March 31, 2010 – $282 million). At March 31, 2011, Goldcorp held cash and cash equivalents of $1,280 million (December 31, 2010 – $556 million) and had working capital of $1,302 million (December 31, 2010 – $666 million), which the Company defines as current assets less current liabilities.
On March 29, 2011, an additional $159 million was drawn from the $1.035 billion project financing the Company entered into with Barrick in April 2010 with respect to the Pueblo Viejo project, for a total amount drawn of $940 million at March 31, 2011 ($376 million – Goldcorp’s share). The remaining $95 million available is expected to be drawn during the third quarter of 2011. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan outstanding. The guarantees will terminate upon Pueblo Viejo meeting certain completion tests.
At March 31, 2011, the Company had an undrawn $1.5 billion revolving credit facility available.
In the opinion of management, the working capital at March 31, 2011, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. Excluding Pueblo Viejo, the Company’s total planned capital expenditure for 2011 is $1.5 billion, 50% of which will be allocated to operations and 50% to projects. The amount allocated to projects will focus on the following key projects: Cerro Negro, Éléonore, Cochenour, El Morro and Camino Rojo. The 2011 expenditures will be funded partly by available cash balances, cash flows from operations, and available funding under the $1.5 billion revolving credit facility.
For the periods beyond 2011, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to currency risk during the three months ended March 31, 2011.
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. There has been no change in the Company’s objectives and policies for managing this risk and no other significant change in the Company’s exposure to interest rate risk during the three months ended March 31, 2011.
GOLDCORP     |     36

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three months ended March 31, 2011.
OTHER RISKS AND UNCERTAINTIES
There were no changes to the Company’s exposure to risks and other uncertainties, including risks relating to the Company’s foreign operations, government regulation and environmental regulation, as described in the 2010 year end “Management’s Discussion and Analysis”.
BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
The Company has prepared its first unaudited condensed interim consolidated financial statements for part of the period covered by the Company’s first IFRS annual consolidated financial statements. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). The Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011 have been prepared in accordance with IAS 34 – Interim Financial Reporting and on the basis of IFRS standards and interpretations expected to be effective or available for early adoption as at the Company’s first IFRS annual reporting date, December 31, 2011, with significant accounting policies as described in note 3 of the Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011.
CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies (as described above) in the preparation of its consolidated financial statements. In addition, the preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
Management has identified the following critical judgements and estimates:
Critical Judgements in Applying Accounting Policies
The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:
(a)	Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in the Company’s unaudited condensed interim consolidated financial statements have been impacted by management’s determination that its Peñasquito mine reached the operating levels intended by management on September 1, 2010.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs.

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of

GOLDCORP     |     37

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.
Key Sources of Estimation Uncertainty
The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:
(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests owned by the Company’s subsidiaries and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amount of the investee’s net assets as compared to its market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable reserves and resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

At March 31, 2011, the carrying amounts of the Company’s mining interests and goodwill were $24,878 million and $762 million, respectively.

(b)	Mine operating costs

In determining mine operating costs recognized in the Company’s Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At March 31, 2011, the carrying amount of current and non-current inventories was $535 million.

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and the depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized and included in the carrying amounts of mining properties, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

At March 31, 2011, the carrying amount of stripping costs capitalized was $186 million.

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. The purchase price allocation for the acquisition of Andean Resources Limited, including a 100% interest in the Cerro Negro project, on December 29, 2010 has not yet been finalized as at the date of the Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill will be retrospectively

GOLDCORP     |     38

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date).
(f)	Income taxes

The Company’s provision for income taxes for interim periods is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes for interim periods are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate; and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Recoverability of notes receivable

In determining whether the Company’s notes receivable from Primero are recoverable, management makes estimates of the future cash flows of Primero. Reductions in estimates of future cash flows of Primero can result in a write-down of the carrying amounts of these notes receivable.

At March 31, 2011, the carrying amounts of the 5-year promissory note and debt component of the 1-year convertible promissory note receivable from Primero were $54 million and $61 million, respectively, which include $4 million of accrued interest.

(h)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows; and the applicable risk free interest rate for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At March 31, 2011, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $348 million (undiscounted amount – $508 million).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(i)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero. At March 31, 2011, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

GOLDCORP     |     39

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
(j)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

CHANGES IN ACCOUNTING STANDARDS
Accounting standards effective January 1, 2012
Financial instruments disclosure
In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.
Income taxes
In December 2010, the IASB issued an amendment to IAS 12 – Income Taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.
Accounting standards anticipated to be effective January 1, 2013
Joint ventures
The IASB issued Exposure Draft 9 – Joint Arrangements (“ED-9”) in September 2007. ED-9 proposed to eliminate the Company’s choice to proportionately consolidate jointly controlled entities and required such entities to be accounted for using the equity method. During the second quarter of 2009, the IASB commenced redeliberations of ED-9 and now proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The IASB plans on publishing the final standard during the first half of 2011, with an anticipated effective date of January 1, 2013. The Company is currently evaluating the impact that ED-9 and the final standard are expected to have on its consolidated financial statements.
Consolidation
On September 29, 2010, the IASB posted a staff draft of a forthcoming IFRS on consolidation. The staff draft reflects tentative decisions made to date by the IASB with respect to the IASB’s project to replace current standards on consolidation, IAS 27 – Consolidated and Separate Financial Statements and SIC-12, with a single standard on consolidation. The IASB plans on publishing the final standard on consolidation during the first half of 2011, with an anticipated effective date of January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities, with comments due in March and April of 2011. The complete IFRS 9 is anticipated to be issued during the second half of 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
GOLDCORP     |     40

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations issued by the IFRICs or the former SICs.
As previously discussed in the Company’s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that involves the following four phases: scoping and planning (“phase 1”); detailed assessment (“phase 2”); operations implementation (“phase 3”); and post implementation (“phase 4”). Phases 1, 2 and 3 were completed during 2009 and 2010. Phase 4, which involves the maintenance of sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond, will be carried out throughout 2011. There were no significant issues noted during the reporting process for the Company’s three months ended March 31, 2011. Management does not anticipate any significant issues with completing phase 4 of its transition plan.
In addition, the conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in (a) changes in the Company’s accounting policies; (b) changes to the Company’s financial reporting process and systems; (c) incremental controls relating to the conversion and the design, implementation and testing of changes to the Company’s financial reporting process and systems; and (d) additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s financial covenants, key financial performance ratios or compensation plans.
The IASB continues to amend and add to current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS annual consolidated financial statements for the year ending December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011. As of the date of this document, the Company does not expect any of the IFRS standard developments to have a significant impact on its 2011 consolidated financial statements. The Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2011 have been prepared in accordance with existing IFRS standards with restatements of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of earnings and comprehensive income for the three months ended March 31, 2010 as previously reported and prepared in accordance with Canadian GAAP. The Company previously reported in its MD&A for the year ended December 31, 2010 preliminary amounts for the Company’s condensed IFRS opening balance sheet as at January 1, 2010 and 2010 condensed comparative interim consolidated IFRS statements of earnings. The final amounts determined for the Company’s condensed IFRS opening balance sheet as at January 1, 2010 and comparative interim consolidated statement of earnings for the three months ended March 31, 2010 do not differ materially from the preliminary amounts previously reported.

Consolidated balance sheet

	Canadian		Convertible
At December 31, 2010	GAAP	Income taxes	Note	Warrants	Other	IFRS

Assets

Current assets	$1,622	$-	$-	$-	$(46)	$1,576

Non-current assets	27,187	(461)	8	(173)	50	26,611

	$28,809	$(461)	$8	$(173)	$4	$28,187

Liabilities

Current liabilities	$1,034	$-	$-	$42	$(166)	$910

Non-current liabilities	7,368	(194)	186	-	151	7,511

	8,402	(194)	186	42	(15)	8,421

Equity

Shareholders’ equity	20,194	(267)	(178)	(215)	19	19,553

Non-controlling interests	213	-	-	-	-	213

	20,407	(267)	(178)	(215)	19	19,766

Total liabilities and equity	$28,809	$(461)	$8	$(173)	$4	$28,187

GOLDCORP     |     41

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)

Condensed consolidated statements of earnings and comprehensive income

			Convertible
			notes and
			share
			purchase	San Dimas
	Canadian	Income taxes	warrants	discontinued
Year ended December 31, 2010	GAAP	(a)	(b)(c)	operation (d)	Other (e)	IFRS

Revenues	$3,800	$-	$-	$(62)	$-	$3,738

Mine operating costs	(2,101)	-	-	31	(8)	(2,078)

Earnings from mine operations	1,699	-	-	(31)	(8)	1,660

Share of earnings and losses of associates, net of tax	-	-	-	-	(8)	(8)

Exploration and evaluation costs and corporate administration	(229)	-	-	-	(7)	(236)

Earnings from operations	1,470	-	-	(31)	(23)	1,416

Losses on derivatives, net	(62)	-	29	-	-	(33)

Gains on dispositions of mining interests, net	780	-	-	(373)	-	407

Losses on foreign exchange, net	(355)	354	-	1	-	-

Other	(107)	-	(3)	1	38	(71)

Earnings from continuing operations before taxes	1,726	354	26	(402)	15	1,719

Income taxes	(346)	85	(1)	(48)	3	(307)

Net earnings from continuing operations	1,380	439	25	(450)	18	1,412

Net earnings from discontinued operations	186	(5)	-	450	-	631

Net earnings	$1,566	$434	$25	$-	$18	$2,043

Other comprehensive income, net of tax	$323	$-	$-	$-	$-	$323

Total comprehensive income	$1,889	$434	$25	$-	$18	$2,366

The significant impacts of IFRS on the Company’s consolidated balance sheet at December 31, 2010 reflect the significant impacts on the Company’s consolidated balance sheet at January 1, 2010, as previously discussed, and the following impacts on the Company’s net earnings for the year ended December 31, 2010:
(a)
For the year ended December 31, 2010, the Company reclassified foreign exchange on deferred income taxes to deferred income tax expense and recorded a $439 million deferred income tax recovery to reflect the impact of foreign exchange movements on its foreign non-monetary assets and liabilities denominated in currencies other than the US dollar in accordance with IAS 12 – Income Taxes. In addition, the Company recorded $4 million in current income tax expense relating to intercompany gains which was eliminated under Canadian GAAP.

(b)
For the year ended December 31, 2010, the Company recognized a decrease in net earnings of $5 million to reflect the increase in fair value of the conversion feature of the Company’s notes during the year of $2 million and $3 million additional interest expense on the notes for the period as a result of accounting for the Company’s notes using the principles of IAS 32 - Financial Instruments: Presentation and IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”).

(c)
For the year ended December 31, 2010, the Company recognized an increase in net earnings of $30 million to reflect the decrease in fair value of the share purchase warrants outstanding during the period as a result of accounting for the Company’s share purchase warrants using the principles of IAS 39.

(d)
In accordance with the criteria under IFRS 5 – Non-current Assets Held For Sale for classification of a component of the Company that has been disposed of, the Company has presented the results of San Dimas in net earnings from discontinued operations.

(e)	For the year ended December 31, 2010, the Company:
(i)
capitalized an additional $44 million of borrowing costs incurred (net of tax – $39 million) as part of the costs of mining properties, in accordance with IAS 23 – Borrowing Costs, which were expensed under Canadian GAAP;

(ii)
recorded a provision for constructive obligations in the amount of $7 million (net of tax – $5 million), in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), which were not recognized under Canadian GAAP; and

GOLDCORP     |     42

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
(iii)
increased its provision for reclamation and closure costs by $22 million (net of tax - $16 million) to reflect the re-measurement of the obligations at the end of each reporting period in accordance with IAS 37.

Consolidated Statements of Cash Flows
For IFRS purposes, the Company has presented the cash flows of San Dimas in cash flows from discontinued operations in accordance with IAS 7 – Statement of Cash Flows. In addition, interests incurred that are capitalized and included in the carrying amount of qualifying mining properties have been presented as cash flows from investing activities. As a result, the Company’s cash flows from continuing operations prepared in accordance with Canadian GAAP and as previously reported have decreased in comparison to those prepared in accordance with IFRS as follows:
Year ended December 31, 2010:
(i)	Net cash provided by operating activities of continuing operations – decreased from $1,787 million to $1,759 million.
(ii)	Net cash used in investing activities of continuing operations – decreased from $2,249 million to $2,188 million.
OUTLOOK
The Company expects to produce between 2.65 and 2.75 million ounces of gold, which includes a significant contribution from Peñasquito as it ramps up to full production, in 2011. Total cash costs are expected to be in a range of $280 to $320 per ounce of gold on a by-product basis. On a co-product basis, the Company is forecasting a range of $475 to $500 per ounce of gold, based on an allocation of Peñasquito operating expenses against the four primary metals produced in proportion to assumed revenues. Assumptions used to forecast total cash costs for 2011 include $1,250 per ounce for gold; by-product metals prices of $20.00 per ounce silver; $3.25 per pound copper; $0.90 per pound zinc; $0.90 per pound lead, an oil price of $85 per barrel and the Canadian dollar and Mexican peso at 1.03 and 12.50 respectively to the US dollar.
Excluding Pueblo Viejo, capital expenditures for 2011 are forecast at approximately $1.5 billion, including $0.3 billion for Éléonore, $0.3 billion for El Morro, $0.2 billion for Cochenour and $0.1 billion for Cerro Negro. Exploration expenditures in 2011 are expected to amount to $170 million, of which approximately one-half will be expensed, with efforts focused on replacing reserves mined throughout the year and on extending existing gold zones at all the Company’s prospective mines and projects. Corporate administration expense, excluding stock based compensation, is forecast at $125 million for the year. Depreciation and depletion expense is expected to be approximately $275 per ounce of gold produced, and the Company expects an overall effective tax rate of 30% for 2011.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
GOLDCORP     |     43

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

The financial reporting changes that resulted from the application of IFRS accounting policies were implemented during the three months ended March 31, 2011 has not materially affected, or is not reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on scope of design
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Minera Alumbrera Ltd. (“Alumbrera”), an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2% of total assets, 2% of net assets, 11% of revenues, 8% of earnings from operations and 5% of net earnings of the Company, as of and for the three months ended March 31, 2011, as disclosed in the Company’s unaudited condensed interim consolidated financial statements.
In addition, the Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Andean Resources Limited which was acquired on December 29, 2010. This interest consists of the Company’s 100% interest in the Cerro Negro gold project. The Cerro Negro gold project constitutes 18% of the Company’s total assets, 18% of the Company’s net assets, and 0% of the Company’s revenues, earnings from operations and net earnings as of and for the three months ended March 31, 2011, as disclosed in the Company’s unaudited condensed interim consolidated financial statements.
GOLDCORP     |     44

First Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2010 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2010 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
GOLDCORP     |     45